Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD RECOMMENDS SHAREHOLDERS REJECT TRC CAPITAL’S “MINI-TENDER” OFFER

Toronto, Ontario, August 30, 2013 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) has been notified of an unsolicited mini-tender offer made by TRC Capital Corporation (“TRC Capital”) to purchase up to 3,000,000 Brookfield Class A Limited Voting Shares, or approximately 0.5 percent of Brookfield’s outstanding Class A shares, at a price of Cdn $34.50 per share. Brookfield does not endorse this unsolicited mini-tender offer and recommends that shareholders reject the offer and do not tender their shares in response to the offer.

Shareholders are cautioned that the mini-tender offer has been made at a price below market, representing a discount of 4.46% and 4.76% to the closing price of the Brookfield shares on the Toronto Stock Exchange and the New York Stock Exchange, respectively, on August 27, 2013, the day before the mini-tender offer was commenced.  In addition, the offer is highly conditional.  TRC Capital’s offer states that it may terminate the offer if, among other things, the market price of Brookfield’s shares declines since the close of business on August 27, 2013.

Brookfield is not associated with TRC Capital, the mini-tender offer, or the mini-tender offer documentation. TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies. Mini-tender offers are designed to seek less than five percent of a company’s outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to most bids under Canadian and United States securities legislation.

The Canadian Securities Administrators (“CSA”) have expressed serious concerns about mini-tender offers such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer, including the per securities price available under the offer relative to the market price of such securities. Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at: http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp. The U.S. Securities and Exchange Commission has also published investor tips regarding mini-tender offers on its website at: http://www.sec.gov/investor/pubs/minitend.htm.

Brookfield urges investors to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer.  According to TRC Capital’s offer documents, Brookfield shareholders who have already tendered their shares may withdraw their shares at any time before 12:01 am (Toronto time) on September 27, 2013 by following the procedures described in the offer documents.

Brookfield requests that a copy of this press release be included with all distributions of materials relating to TRC Capital’s mini-tender offe\ r.

1 | Brookfield Asset Management Inc.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

2 | Brookfield Asset Management Inc.